SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of December, 2003

Commission File Number 1-14499

EMBRATEL PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

Embratel Holding Company
(Translation of registrant's name into English)

Rua Regente Feijó, n° 166 - 16° andar, Sala 1687B
20.060-060 Rio de Janeiro - RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X___

Rio de Janeiro, Brazil - December 2,2003

Embratel Participações S.A.
NYSE: EMT; BOVESPA: EBTP3, EBTP4

The Company holds 98.8 percent of
Empresa Brasileira de Telecomunicações S.A.
(“Embratel”).

EMBRATEL ADVANCES LOCAL BUSINESS STRATEGY THROUGH THE
ACQUISITION OF VÉSPER

Embratel Participações S.A. announced today that it has concluded the acquisition of Vésper São Paulo S.A. and Vésper S.A. ("Vésper"), the providers of competitive local telephony services in 17 states, with licenses covering 76 percent of the Brazilian population. In addition to providing a choice of local services for corporate customers, this acquisition will strengthen and expand Embratel’s strategy to provide local dial tone and broadband services to the SOHO and residential markets. This investment further evidences Embratel’s commitment to be the leader in the Brazilian marketplace and provide all clients with a broad range of communications service offerings.

The transaction was approved by Anatel last week. This business combination of Vésper and Embratel goes one step further in preserving the competitive model in Brazil.

Details of the Transaction

Embratel acquired the control of Vésper’s shares from companies controlled by QUALCOMM Incorporated. (“QUALCOMM ”) for a nominal consideration. The companies were acquired free of bank debt and will have a small amount of liabilities related to equipment financing. Vesper has also sold 622 of its communication towers to an affiliate of QUALCOMM, while at the same time entered into a 10-year (renewable for 10 more years) agreement to access space on those towers. The value of the contract is US$45 million. Most of the proceeds from this sale have been used to retire all outstanding bank debt and other liabilities. Approximately US$6 million of the proceeds will be used to fund short-term operating needs of Vesper.

Enhances Embratel's Competitive Position

The acquisition of Vésper enables Embratel to accelerate its local business plan and deploy broadband Internet access in competition with ADSL and other high speed access services. Embratel will be able to economically widen the scope of its local voice service business by providing individual lines to small businesses and residential clients in addition to its current business of addressing large corporate customers with multiple lines. Vésper revenues are expected to be approximately R$400 million in 2003.

Embratel plans to upgrade Vésper’s CDMA network in several Brazilian cities, which will enable the company to offer high speed Internet access and other data/voice solutions. Embratel now has another technological solution that enables it to efficiently serve the residential market and offer broadband access to the Internet.

Synergies With Embratel

Embratel believes that its scope and size allows it to provide the necessary scale to turn Vésper into a profitable business - savings on overhead, call center, network and interconnection. In addition, Embratel will leverage its brand name and marketing power to enhance sales of the services currently provided by Vésper. Several primary market surveys have shown positive support for this strategy. The combination of Embratel and Vésper will enable the majority of Embratel’s 20 million customers to have a choice for local telephony services.

Embratel is executing a transition plan to implement the operational savings in order to enable Vésper to have means to become EBITDA positive in 2004.

Embratel is the premium telecommunications provider in Brazil and offers and ample variety of telecom services –local and long distance telephony, advanced voice, high-speed data transmission, Internet, satellite data communications, and corporate networks. The company is a leader in the country for data services and Internet, and is highly qualified to be an all-distance network carrier in Latin America. Embratel’s network spreads countrywide, with almost 29 thousand kms of optic cables, which represents about one million and sixty-nine thousand km of fiber optics.

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The information contained in this release may be deemed to include forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that involve risk and uncertainty, including business, financial, regulatory environment, strategy, trends and other projections. Although the Company believes that its expectations are based on reasonable assumptions, it can give no assurance that its expectations will be achieved. The important factors that could cause actual results to differ materially from those in the forward-looking statements herein include, without limitation, the Company's degree of financial leverage, risks associated with debt service requirements and interest rate fluctuations, risks associated with the plans set forth herein (including, but not limited to business combinations), with acquisitions and any integration thereof, the potential disposition of MCI ownership interest in the Company, and risks of international business, including currency risk, dependence on availability of interconnection facilities, regulation risks, contingent liabilities, collection risks, and the impact of competitive services and pricing, as well as other risks referred in the Company's filings with the CVM and SEC. The Company does not undertake any obligation to release publicly any revisions to its forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Contact Information:
Silvia M.R. Pereira
Investor Relations
tel: (55 21) 2121-9662
fax: (55 21) 2121-6388
email: silvia.pereira@embratel.com.br or invest@embratel.com.br

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 2, 2003

Embratel Participações S.A.

By:	/S/ Daniel Eldon Crawford
Daniel Eldon Crawford Title: Vice President & President of the Board of Directors

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and thefactors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.